EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended October 31,
	2013	2012
Income before income taxes	$103,216	$55,027
Fixed charges	23,188	21,936
Capitalized interest	(289)	(139)
Total earnings	$126,115	$76,824
Interest expense (including capitalized interest)	$8,674	$10,374
Amortized premiums and expenses	2,335	2,924
Estimated interest within rent expense	12,179	8,638
Total fixed charges	$23,188	$21,936
Ratio of earnings to fixed charges	5.44	3.50